Exhibit 99.1

ThermoGenesis Corp.
“CLI Phase 1b Topline and Cohort Data Presentation Conference Call”

Monday, January 27, 2014, 5:00 PM ET
Matthew Plavan
Ken Harris

OPERATOR:
Good day everyone and welcome to the ThermoGenesis Corp, and TotiPotentRX CLI Phase 1b Topline and Cohort Data Presentation Conference Call.  All sites are currently in a listen-only mode, but please note, there will be a question and answer session later on the call.  Also note today’s conference will be recorded and will be accessible by both phone and internet.  Please refer to the press release about this conference call on the company’s website thermogenesis.com for further detail.

Management will make comments today that contain forward-looking statements.  Such forward-looking statements include, but are not limited to asserting the favorable results from the CLIRST treatment in clinical trial continuing to show positive results in future applications and that the proposed merger with TotiPotentRX will be consummated with the resulting company becoming a fully integrated regenerate medicine company providing commercializable cell therapies in both developed and emerging markets, thereby creating greater shareholder value.

These statements involve risks and uncertainties that could cause actual outcomes to differ materially from those contemplated by the forward-looking statements.  Please refer to the company’s registration statement on Form S-4, and Forms 10-K, 10-Q, 8-K and other periodic SEC filings for information about factors that could cause different outcomes.  The information presented today is time-sensitive and is accurate only at this time.  If any portion of this call is rebroadcast, retransmitted or redistributed at a later date, ThermoGenesis will not be reviewing nor updating this material.

I would now like to turn the conference call over to Mr. Matthew Plavan, Chief Executive Officer of ThermoGenesis Corp. Please go ahead, sir.

MATHEW PLAVAN:
Good afternoon everyone, and welcome.  I am Matt Plavan, CEO of ThermoGenesis, and I want to welcome you to the TotipotentRX and ThermoGenesis Corporation conference call announcing our Phase 1b clinical results for the critical limb ischemia rapid stem cell therapy trial.  I am joined by Ken Harris, CEO of Totipotent and the trial study director.

I’d like to quickly direct your attention to the slides that we will be reviewing online.  You can find them if you haven’t already at the ThermoGenesis website.  It’s under our Investor Section, and webcasts.  If you click on that, you’ll pull the slides up that Ken is going to be walking through.

ThermoGenesis and Totipotent co-sponsored this trial, starting in 2011, and began enrolling patients in February 2011.  The partnership was structured, so that ThermoGenesis would develop and supply the cell-processing technology for Totipotent to utilize and further optimize for use in their clinical therapy protocol.

Totipotent also served with Fortis Healthcare, Department of Academics, as the clinical trial research organization, and GVK Biosciences processed and analyzed all the clinical data for cohort and statistical analysis.  The study was a Phase 1b designed with the primary endpoint of safety and the secondary endpoint of efficacy, and was run at the Fortis Escorts Heart Institute in New Delhi.

It received institutional ethics approval on January 5, 2011, complied per the Indian Council of Medical Research 2007 guidelines for stem cell research, and the international conference on harmonization for good clinical practices.  The study is registered with clinicaltrials.gov, and has notifier registration number NCT01472289.

I’d now like to turn the call over to Ken, who will present the study data.

KEN HARRIS:
Thank you, Matt, and good afternoon to everyone.  I will discuss in greater detail the Phase 1b study results at this point.  On the first slide, we’ve noted the formal name of the study as you can find on clinicaltrials.gov as well as the notifier number, registration number and the date of today for the presentation.

On the second slide, just a reminder of the forward-looking statements that will be presented today and as the operator described in the opening of this call.

On the third slide, this study was conducted in partnership with ThermoGenesis Corporation, a medical device manufacturer in the cell therapy field.  This is the second study ThermoGenesis has completed on the CLI indication.  Additionally, Fortis Healthcare Escorts Heart Institute, one of the Asia’s most eminent cardiovascular tertiary care facility with the clinical site the study was run.

On the fourth slide, if you are not familiar with TotipotentRX, we are a privately held cellar therapy research and development company, focused on rapid bedside autologous cellular therapies for cardiovascular and orthopedic indications.

The company has completed eight clinical studies to-date.  We are in partnership with Fortis Healthcare and TotipotentRX has recently opened the most advanced cellular therapy clinical research facility in their new Fortis Memorial Research Institute in New Delhi.

The capabilities in this facility include GMP cell processing, cell banking, cellular therapy research and CRO services.  Many of the pictures shown on the slide are pictures of our facility and of the hospital and the clinical research facility.

Additionally, we worked jointly with Fortis, Fortis’s clinical trial and academics department which now has 126 international clinical trials underway in their network, including more than 72 hospitals, which sees more than 15,000 outpatients per day and has an inpatient capacity of 10,000 beds.

Now, let’s give some background on critical limb ischemia.  Peripheral arterial disease commonly referred to as PAD or atherosclerotic syndrome that is associated with significant morbidity and mortality in patients.  A less common cause of PAD is Buerger’s disease, also called thromboangiitis obliterans, which is a non-atherosclerotic segmental inflammatory disease that occurs in younger patients, and is usually associated with tobacco use.

Critical limb ischemia is the end stage of both of these diseases, resulting in ischemic pain at rest, ulceration and a significant risk of limb loss.  The Rutherford scale as shown in the slide and Fontaine scales are represented in the lower left hand side.  Most patients suffering from CLI have systemic cardiovascular disease.  This is important to remember and we will refer more to this throughout the presentation.  And many have Type II diabetes.  Buerger’s disease a sub-set and a rarer cause of CLI usually afflicts younger men, most of whom abuse tobacco.

Buerger’s typically presents with vasculitis, inflammation of the blood vessels in the arms and legs and progresses as CLI over time.  These patients have been shown to respond very favorably to cellular therapy in most studies conducted to-date.  The demographics and disease prognosis statistics for CLI are staggering.

Looking at the next slide, PAD and the resulting CLI has a high prevalence rate and results in more than 1 million amputations per year in our target markets.  We currently subject to further evaluation expect to pursue marketing clearance in the US, UK, Germany and India, where the combined number of amputations is reported to be between 1.3 million to 1.8 million per year.  We would not expect all these patients to meet our proposed indications for use, but it is easy to see how a simple therapy like ours can have a significant market opportunity.

Looking at the prognosis for CLI patients, it’s extremely poor and heart wrenching, and any successful intervention avoiding amputation would significantly reduce costs to the healthcare system while improving the patient’s quality of life.

McKenzie et al demonstrated in a 2007 study, that the savings to the US healthcare system by preventing an amputation of single patient is more than $300,000 per limb, so a therapy such as this could potentially save more than $48 billion in the direct US healthcare cost in this country alone.  So the economics are clearly on the side of such an intervention.

Ideally we can envision regenerative medicine being used earlier in the disease progression. However, to-date the focus has been on the late stage patient pool facing near term amputation.

We enrolled patients with both end stage PAD and Buerger’s disease in this study, and we will be pursuing regulatory approval and commercialization in the US, EU and India geographies for no option Rutherford Grade IV, which is category IV and V Fontaine patients.

On the next slide, the mechanisms of actions for the CLIRST stem cell treatments are multifold, and most likely impact reduced blood flow or ischemia which is…which in CLI reduces the delivery of the oxygen and nutrients to the limb tissue, and thus creates a hypoxic or lack of oxygen environment in the limb.

And within this hypoxic environment, our cellular cocktail positively impacts the hypoxia induced factor alpha protein where (Ph) it is stabilized and induces the transcription of multiple angiogenic factors such as SDF 1 or stem cell derived factor 1, which actively recruits endothelial progenitor cells or EPCs from the patient’s own bone marrow towards the side of hypoxia.

EPC’s are the rare precursor cells to endothelial cells which make up the lining of the blood vessels.  Once the recruited endothelial progenitor cells migrate from the bone marrow, they cross to endothelium in the blood vessel in the afflicted limb and secrete proteases and enzymes to locally degrade the extracellular matrix and basement membrane in the root vessel.

The EPC secrete abundant angiogenic factors, such as VEG (F), FGF et cetera, to begin the angiogenesis sprouting from preexisting vessels and thus creating new vessel highways to bring needed nutrients and oxygen to the damage tissue.  We will demonstrate this later and the clinical evidence slides.

However, it should be noted that the new vascular network created may become susceptible to lifestyle causes of the underlying disease and cardiovascular lifestyle intervention and concomitant drug therapy is mandatory to protect the new network that’s been created with the therapy.

These patients, as noted in an earlier slide, have systemic cardiovascular disease.  So aggressive medical management is necessary or potentially a re-dosing of our therapy from time to time to keep a healthy vascularization underway is maybe ideal.

On the next slide, we have discussed the molecular and cellular mechanisms now, but how exactly does our therapeutic process work?  As you can see the therapeutic what we call surge works, CLI product is an integrated kit inclusive of all the necessary devices and a new class of anticoagulant to prepare the autologous cell therapy dose of bone marrow derived in rich progenitor cells.

Our treatment is conducted in a single trip to the operating room in under 90 minutes, most of the time taking 60 minutes or less.  And each hospital will have purchased the proprietary basic equipment supplied by us and then use a disposable surge work CLI kit on the individual patient which we call a pharmaceutical plan in a box with the corresponding four disposable components in each.

After mildly sedating the patient, the procedure includes four steps.  In step one, the surgeon will harvest at least 120 milliliters of the patient’s bone marrow, from both their hip bones or iliac crest and use our point-of-care diagnostic quality system to determine the number of therapeutic cells present.  Every patient is different, that’s the importance of the online diagnostic system.

The simple to use diagnostic process which is the first of its kind will indicate to the physician using a simple green or red screen whether a sufficient number of stem cells are present for the surgical team to proceed to the second step.  If the cell numbers are below our targeted therapeutic dose, the system will simply instruct the surgeon to harvest additional bone marrow.

Once sufficient bone marrow is harvested using our proprietary anticoagulant harvest system which is the first component of our surge works kit, it is transferred in step two to the cell processing device manufactured by ThermoGenesis.

During this step, we create the desired bone marrow concentrate, which includes total nucleated cell fraction in under 20 minutes.  The resulting cell therapeutic is again rapidly tested at the bedside in step three to verify that the process that we have just completed has created a correct cell dose, and then the cells are injected in step four into multiple sites, 40 in total in the CLI afflicted leg.

The entire procedure is simple, requires minimal training of the surgical team and is represented in the circle on the slide.  The cell product is minimally manipulated and always under the control of the treating physician.  The fact that it is autologous, prepared and redelivered by the surgeon in a single surgical procedure we anticipate will decrease the regulatory hurdles for marketing approval.  Now that you have an understanding of the therapeutic mechanisms and our proprietary treatment process, I will turn the discussion to the clinical trial itself and the exciting results.

On the next slide, we screened 22 patients for enrollment in the study and only 17 met both our inclusion and exclusion criteria.  The screening, enrollment and post treatment follow-up took approximately 2.5 years as this was a single study site in a fairly affluent area in Delhi.  We had initial issues enrolling patients as the majority of patients having CLI are rural-based, and are reluctant to enroll in a long clinical trial.

After changing our outreach programs, enrollment escalated very quickly.  We learned a lot about the demographics of this disease and how to find patients for enrollment in this trial and subsequently how to market the product, should we get marketing approval.

Additionally, we believe our single OR (Ph) procedure, all of which is under the vascular surgeons control will encourage our proposed clinical investigators in the US to more aggressively enroll patients compared to other challenges competitors have faced in this space.

On the next slide, specific to the inclusion criteria, each patient was diagnosed with CLI, critical limb ischemia of a single leg with Rutherford Category IV and V and Fontaine IV.  Each of the patients had failed standards of care and were thus considered no option patients.  Patients in the Rutherford Category IV having significant gangrene or tissue loss or chronic heart failure among other life threatening diagnosis were expressly excluded.  I will pause to remind everyone again that this Phase 1b study included both safety as a primary endpoint and certain efficacy evaluations as secondary endpoints.

The exclusion criteria focused on eliminating patients with a high probability of dying from systemic cardiovascular disease during the trial.  However, even with this level of screening, we still had two patients expire from unrelated cardiovascular events.

On the next slide, before looking at the safety data, I want to quickly review therapeutic statistics, you will see noted throughout the presentation data as P values.  Results yielding a P value of 0.05 are considered on the border line of statistical significance.  If the P value is under 0.01, results are considered statistically significant, and if it’s below 0.005, they are considered highly statistically significant.  Also you will note that all patients are included in the safety data analysis i.e. what’s called ITT or the intent-to-treat cohort.

However, in the efficacy analysis, only the patients which remain in the study are analyzed i.e., what’s called the PPP or the per-patient-protocol cohort, so specifically to the safety endpoints now.  We injected each patient with a mean dose of 8 times 108, plus or minus 3.65 total nucleated cells or 2.16 times 108 plus or minus 1.02 mononuclear cells into 40 target intramuscular sites in the afflicted leg, ankle and proximal thigh as depicted in the drawing.

The patients had mild to moderate discomfort for approximately eight hours post implant and pain was managed clinically with mild oral analgesics.  It is mandatory to assess, document and report serious adverse events, i.e. note it as SAE’s or adverse events noted as AE’s, and we follow the US FDA guidelines of serious adverse event being an occurrence of death, life threatening or prolonged hospitalization, permanent damage or disability.

Any of these events were immediately referred to our safety review panel, the institutional ethics committee review board and the drug controller general of India.  All events were evaluated for relatedness to the therapy by the review authorities.

This study had reported five SAE’s, specifically one death from cardiac arrest at day 121, one death…from sudden death at day 190, and three major amputations taking place between three months and 12 months from their respective treatment date.  The SAE’s from death were determined to be natural causes and these patients had systemic cardiovascular disease and ruled to be unrelated to the treatment.  The major amputation SAE’s were determined to be unrelated and a natural progression of the underlying disease.

We also observed two adverse events where the patients had minor digit or toe amputations, which is essentially an excision of the wet gangrene at one and three months.  However, their major limbs were still salvaged, and I’ll remind you that all of these patients were set for limb amputation very close to the treatment timeline.

Each patient was evaluated for base line and end of study proliferative retinopathy and none was observed.  Fundoscopy evaluation or the examination of the eye retina and the vitreous by light of ophthalmoscopy is an excellent and preferred assessment to ensure that the transplanted stem cells in the leg are not causing unwanted angiogenesis in other areas of the body.  The retina, a fairly natural hypoxic area of the body is considered as an excellent monitoring tissue which could indicate aberrant vessel growth elsewhere in the body and we saw no changes in the eye over the twelve month period.

On the next slide, turning to the main efficacy data, and the exciting leading indicators that our therapy shows great promise for this debilitating disease.  We first start with the secondary endpoint or goal of salvaging the patient’s afflicted leg.  This endpoint is known as a major amputation free survival rate and preserving a patient’s major limb significantly impacts positively the individual’s quality of life.

As you recall, we presented demographic data on slide four, the 50% of patients with CLI will be amputated in the first year of diagnosis and 25% overall will die.  Our study results demonstrated that we had significantly changed the prognosis to a 17% amputation rate and a 12% mortality rate.

The CLIRST therapy salvaged 14 of the 17 patients within the intent-to-treat group or an amazing 82.4% major amputation free survival rate with the confidence level of 95%.  To our knowledge, this study has achieved the best results to-date over all other cell therapy interventions.  Such competitive prior studies in therapeutic approaches and a no option patient pool have not surpassed 60% limb salvage.  So the CLIRST therapy is more than 24 percentage points better than our competition.

Calling your attention to the Kaplan-Meier plot, a tool used to estimate survival, we can assess the probability of limb amputation at a specific period in time.  We note that the first major amputation at three months post treatment change the probability of amputation to approximately 10%, the second amputation occurring at 5.5 months, increasing the probability of amputation to 15%; and the third amputation at eleven months increasing the probability of amputation to 17%, which remain through the end of the twelve month study.

On the next slide, we also measured the total amputation free survival rate which includes patients having no minor nor major amputations, a minor amputation being a toe or a digit amputation.  This is the most stringent endpoint in the study and 12 of the 17 intended to treat patients completed the study with their legs having no additional surgical interventions beyond the treatment.  Our amputation free rate was 70.6% with a confidence interval of 95%.

Looking at the Kaplan-Meier curve again, the total limb survival rate was impacted by two minor digit amputations, one each at the first month and another at the third month.  We saw no minor amputations beyond the third month endpoint.  The other changes represented on the graph include previously discussed major limb amputations in the major limb amputation graph.

On slide 14, having shown the dramatic gross anatomical clinical end points, we will now look at the objective analytical data demonstrating vascular genesis.  There were two main measurements used by vascular surgeons to determine the severity and prognosis of a limb afflicted with PAD or peripheral vascular disease.

The first is the transcutaneous oxygen pressure or TcPO2 test, which measures the oxygen transferred from a leg vessel to the surrounding skin.  A diminished TcPO2 signals poor blood flow and thus oxygen carrying capacity to the limb tissues.

According to Masaki et al, a normal adult will have a limb TcPO2 level of 48 millimeters of mercury, plus or minus 12.  All 17 intend to treat patients had a mean TcPO2 of 14.66 millimeters, only 31% of the expected norm on enrollment in the study.

Following treatment and at the twelve month following up evaluation, 14 patients, which finished the study, had a mean TcPO2 of 35.75, plus or minus 17.04% or a 143.9% improvement.  This improvement was highly statistically significant with a P value of 0.0032.

Another analytical endpoint typically used in studies like this, is that of the ABI or the ankle brachial index, which is the ratio of blood pressure in the lower legs to the arms.  A normal adult has an ABI ratio of 0.9 to 1.2 and the study subjects on enrollment had an average of 0.51, plus or minus 0.09.  This improved at the six month end point to 0.99, plus or minus 0.25, with a highly statistically significant P value of 0.0003.

One interesting observation was that the ABI reached its highest level at six months.  And the decline at the twelve month measurement was observed.  This may and we stress may, indicate that additional treatments could be beneficial in the future.

On the next slide, a typical observation in no option patients is chronic pain in the afflicted leg.  This impacts both their ability to sleep, usually referred to as rest pain and their ability to walk without pain called claudication, and thus very important to clinical endpoints for improvement.  Claudication comes from the Latin word claudicare, which means limp.

All of the subjects experienced rapid and highly statistically significant reductions in both rest pain and walking pain.  In this graph, it is clear the reduction in pain scores progressively improved at each follow-up period.

Looking at the intermittent claudication of the walking pain which was reduced by 97% at the twelve month follow-up period; the baseline VAS or visual analytical score of 7.8, plus or minus 0.97, on enrollment, on a scale of one out of ten, and at twelve month vascular pain was reduced to 0.2, plus or minus 0.58, and had a P value of 0.0005, again highly statistically significant.

Looking at the rest pain score; we reduced rest pain by 100 percent at the twelve months follow-up, and this was measured on a scale of 0 to 3 with 3 being the most severe pain.  Base line enrollment pain score was 2.8, plus or minus 0.8 on the scale, and at the twelve month follow-up, the pain score was reduced to zero, meaning no pain, with a statistical significance of 0.001.  This level of pain reduction is so dramatic on the patient’s quality of life and dependency on highly concerning pain medications including opiate derivatives.

On the next slide, another important clinical change is to give the patient back the ability to walk.  In this graphic we have two sets of data, the bar charts and the scales represented on the left axis show the number of patients which were able to walk, and not able to walk or not present due to withdrawal, death or missing a particular follow-up exam.

At the beginning of the study, 12 patients were able to walk, and two could walk a mean distance of 35 meters as demonstrated on the right axis.  By the end of the study, nine of those patients were able to walk a significant mean distance of 150 meters, while three patients were still unable to walk.

You will notice again, the mean distance walks started to decline at twelve month endpoint, although not statistically significant.  This may indicate again that a second treatment would be beneficial.  The significant number of patients who participated in the study were thrilled by their improvement and the ability to return to their normal daily activities.

Now, looking on slide 17, at the impact of the treatment of the patients open leg wounds is another important quality of life in clinical endpoint.  Managing open ulcers is very challenging, requiring daily care as they typically are infected, secrete pus and generate foul odors.

At the start of the study, only three patients of the 17 intended to treat had no open wounds or ulcers. So the majority of the patients were suffering from ulcers and ulcers with gangrene.

By the end of the study, 12 patients of the 14 patients per protocol had no open wounds.  Unlike current topical cellular treatments for wound closure currently approved by the FDA, this approach treats the underlying vascular supply.

On the next slide, we believe this is the first study to design a proper assessment and radiography program to verify if new vessels are formed from the treatment.  This is one of the most exciting parts of the study overall.  We designed a CT angiography program where a dye is injected into the patient and the existing blood vessels and primary arteries are evaluated for the number present i.e. quantitative analysis and the size of each vessel, i.e. qualitative analysis.

We used a scale system, which will be described in detail on the next slide.  This is an example of one patient with limb angiograms on enrollment being displayed on the left radiograph.  The left leg is impacted, shown as the right limb in the radiograph as the images are always opposite from what we see.

You will see very poor vascularity on enrollment, now the right angiograph is the twelve month end of study evaluation, and there is statistically significant improvement in both the number and size of the vessels in the proximal leg and distal thigh.

Looking at the next slide, we analyzed each and every patient using the same approach, and had an independent cardiovascular core lab read and interpret all the angiograms.  We developed a scale for vessel numbers where no measurable vessels will be scored zero, 1 to 3 vessels will be scored one, 4 to 7 vessels would be scored 2 and 8 or more vessels would be scored 3.

Across the entire patient population, we saw the distal thigh vessel numbers improve, from a mean 0.58, plus or minus 0.793, meaning the mean vessel number on enrollment was approximately 1 to 3 vessels, which might equate on an average to 1.5 vessels.  And at the end of the study, the distal thigh vessel numbers statistically improved to 1.42, plus or minus 1.31 or 3 to 4 vessels on the scale with a P value of 0.0156, thus demonstrating new vessels were sprouted from the root vessels and correlates to the previously shown data of oxygenation improvement.  The statistically significant improvement was in the proximal leg region also with the statistical significance in P value of 0.03.

The vessel size also improved significantly in the distal thigh area, which is the measurement of the original feeder vessels having a larger lumen, the P value was 0.01.  So the fact, that we’ve demonstrated vascular genesis is extremely exciting and further supports our core ischemia treatments and as early indications of efficacy.  We believe this also supports our acute myocardial infarction therapy and demonstrates a human model, which should translate into similar outcome in the heart.

On slide 20, so we are very excited with the study, we met the primary safety endpoints, having only seven adverse or serious adverse events, which none of them were related to the therapy.  And the secondary efficacy endpoints of preserving the major limb 82% of the time in all patients while demonstrating revascularization.

Our next steps include submitting a Phase II/III randomized placebo controlled clinical trial  investigation device exemption, premarket approval, otherwise known as an IDE/PMA application to the US FDA and India in the next quarter.  Assuming no issues are encountered, we should begin the study by the fourth quarter of this year.

On the next slide, I want to thank the many participants in the study, the site location, the clinical investigators, statistical analyzers, the clinical research assistants and the scientific investigators.

We will be approaching the European Medicines Committee for advance therapies to begin initiation trials in Europe in the near future.  And this now concludes my prepared presentation, and I will turn the call back over to Matt.

MATTHEW PLAVAN:
Thanks, Ken.  Before opening up the call for questions; I want to cover three things real quickly.  First, a reminder that ThermoGenesis and TotipotentRX are seeking stockholder approval for their proposed merger to form Cesca Therapeutics, the proxy cards for stockholder vote were mailed December 26 and we are in the process of soliciting stockholder approval as of our special meeting of stockholders scheduled for February 13, 2014.  Second, we will be hosting an interactive online discussion regarding the CLI data on the social media platform, Stalker (Ph) this Thursday, January 30, that we invite you all to attend.  Proactive Capital Group will be sending you an email with more details.

Lastly, as you most likely have seen, earlier today we announced ThermoGenesis has entered into definitive agreements with institutional investors in connection with a private placement of common stock and warrants to purchase common stock for a raise totaling approximately $6.7 million.

As I turn this call over for questions, we would like to keep the Q&A session for this call limited to the data being presented here.  And we are happy to address any other questions during our quarterly earnings call that we have got scheduled for February 14, 2014.

I would like to turn the call over to the operator for Q&A and since these will be primarily scientific questions, I think Ken will be answering a lion’s share himself. Operator.

Q&A

OPERATOR:
And at this time, we’ll begin the question and answer session.  To ask a question you may press “*” and then “1” using a touchtone telephone.  If you are using a speakerphone, we do ask that you please pick up your handsets before pressing the keys to ensure the best sound quality.  To withdraw your question, you may press “*” and then “2.”  Again, it is “*” and then “1” to ask a question.

And our first question comes from Ren Benjamin from HC Wainwright. Please go ahead with your question.

REN BENJAMIN:	Hey good afternoon guys and congratulations on some outstanding results.

MATTHEW PLAVAN:	Thanks Ren.

REN BENJAMIN:
Couple of questions for you guys.  Can you…are the patients being followed any longer, is there any anecdotal evidence that you can provide as to how the patients were doing post twelve months?  And I guess, somewhat related to that, can you give us a sense as to the surgical training that was involved?  Is it transferable… is it a transferable procedure into the real world and more importantly into next step clinical trials?

KEN HARRIS:
Right, so I’ll start with the first question; the follow-up on the patients.  We are continuing to monitor the patients for the next six months, and we did not have plans to go out any further than that.  And the reason we wanted to do an additional six months follow-up was most of these patients again came from rural areas and just part of our social ownership of the patient was to help them spread the word around the rural community, so when we go to do a Phase III we will have a good reputation for having taken care of them.  And as well, I think now that we saw the data and some of the trailing events in the twelve months, it will be curious to see if any of those patients might be candidates for further treatments and that might be available to them under no option rules.

To your second question, the training and the transferability for the surgeons, this particular vascular surgeon who did the most cases was trained only on one patient.  We took him to an orthopedic procedure and he did the bone marrow draw on one patient and was able then immediately to start the trial and had very excellent cell harvest technique.  So we are pretty encouraged that sort of non-orthopedic type trained docs are going to be able to do the bone marrow draw, and in this total trial there were three doctors, three vascular surgeons who treated patients, and none of them had any issue or apprehension to do it.

REN BENJAMIN:
Okay.  Can you talk a little bit about the baseline medical treatment that was ongoing for these patients at the time of enrollment, and if you noticed or if you learned anything new regarding potential drug-cell interactions or if you learned anything new regarding the two people that had withdrew from the study —I think it was slide 15, where I saw that data point?

KEN HARRIS:
Right.  So all the patients are on standard cardiovascular drugs.  So a majority of…I would say all of them are on statins, they are all on anticoagulants, which would include aspirin and what we would know to be in the US called Plavix.  And most of them have underlying heart disease so they will also be on some sort of beta blocker and ACE inhibitor.  Beyond that, we took only patients if they were diabetic that their diabetes was in control.  So if they are diabetic, they would also have been on insulin support.  We didn’t see any other significant co-therapies in the patient population other than probably nightly opiate so they could sleep.  And we did follow that because one of our concerns in cell therapy is that patients not be on things like prednisone or other drugs that might interfere with stem cell effectiveness, and we didn’t have any of those patients in this trial.

REN BENJAMIN:
And just regarding the…you know when you are looking at wound closure, and we saw the slides on wound closure, it seemed like there were two patients who withdrew, is there any color you can provide as to why they would have withdrawn?

KEN HARRIS:
Yes, as I mentioned, most of the patients were rural and getting them to make the trip back into our Delhi center was challenging for them from a family support standpoint, and that was the reason to my knowledge that they withdrew.

REN BENJAMIN:
Just one final question, the start of the new study in the fourth quarter, is there a potential that this could be a registration quality study, and is the company thinking about any of the new regulatory pathways that are out there like a breakthrough pathway or anything else, accelerated pathway?

KEN HARRIS:
Yes, to my knowledge, one, I think we will get to skip sort of a traditional Phase II.  That’s our intent and that’s been the FDA’s position to-date.  So going straight to Phase III; and we anticipate that that Phase III study, if our study is similar to others, and we’ve also run our endpoints through biostatistics, will be somewhere in the 90 to 100 patient size.  That’s what we are anticipating.  I think regarding breakthrough status, because the amputation rates were so high in the US, I think we might be challenged for that, but it’s worth looking at in more detail.

REN BENJAMIN:	Perfect. Thanks guys and congrats again.

MULTIPLE
SPEAKERS:	Thanks Ren.

OPERATOR:	And our next question comes from Baiba Ausinsch. Please go ahead with your question.

BAIBA AUSINSCH:
Hi, my name is Baiba.  I’m a retired anesthesiologist in Florida.  And I am looking at one of your slides, looking at the injection sites.  On the slide, you only show four injection sites.  How are the injection sites determined, and where is the injection?  Is it intravenously or near a vessel or intramuscularly?  Also are you sure, it’s only four or did you say 40 injection sites?

KEN HARRIS:
Right, so good question.  It’s 40 injection sites.  I think we represented four just to show the general location on the legs.  We do an intramuscular injection, and the injection is done at 0.5 ml into each injection site, and we do that at a pre-specified injection rate, and the actual injection points are determined by the surgeon based on the size of the leg itself.  The only requirements we have is that they start in the distal thigh and they proceed all the way down to the proximal and distal leg.

BAIBA AUSINSCH:	And one more question about the Phase III study, if you are going to have 100 patients involved, when do you think that study could be completed?

KEN HARRIS:
Right, so I think what we learned of the requirement for finding patients and enrolling them, and as I mentioned in my comments, the challenges that some of our competitors faced in enrolling patients…we have…we don’t think we will face similar issues.  So our goal is to be enrolling patients in quarter four, and we probably will be looking at 30 to 40 patients in the US, 40 patients in India and 20 or so patients in Europe.  And we will start in the US and India and then move…expand our study sites to Europe immediately thereafter.  And I would anticipate we would complete all of the study process in probably about two years.

BAIBA AUSINSCH:	Okay. And what are the challenges other competitors find, why do they have trouble finding patients?

MATTHEW PLAVAN:
Well, that’s also a good question because most of the competitive products…the autologous competitive products require the patient going to the operating room multiple times.  One, for the harvest of their bone marrow, and then the bone marrow is sent back to a GMP laboratory at some location and those are expanded and then brought back, and patients brought back and they are injected.  Second reason that we speculate in discussion with the surgeons here in the US is that they were not very supportive of the other therapies because of their cost that they were concerned that it would ever be scalable in their own practice.  And so I don’t think the competitors had the hearts and minds of the surgeon where our procedure is very simple for them to do, a single setting, and I think most of them are actually anxious to offer it in their practice.

BAIBA AUSINSCH:	Operating rooms cost a lot of money, can this not be done bedside?

KEN HARRIS:
That’s a good question.  We are not introducing that as an option at this point because although the patients are sedated with a standard drug called Fentanyl, which can easily be done even at home, our bigger concern is really around sterility and when we harvest the bone marrow and transfer it to the processing set, et cetera, we’d like for that to be in a controlled environment.

BAIBA AUSINSCH:	Thank you very much.

KEN HARRIS:	Thank you.

OPERATOR:
And once again, if you would like to ask a question, please press “*” and then “1.”  To withdraw your question, you may press “*” and then “2.”  Again, it is “*” and then “1” to ask a question.  And ladies and gentlemen, at this time we will turn the conference call back over for any closing remarks.

MATTHEW PLAVAN:
Well, thank you everyone for spending the time with us to go through the CLI data.  And as we mentioned earlier, we’ll also be continuing this dialogue on social media platform Stalker this Thursday, January 30.  Thank you for joining us and have a good evening.  Bye-bye now.

OPERATOR:	Ladies and gentlemen, we thank you for attending. That does conclude today’s conference call. You may now disconnect your telephone lines.